SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 6)

PRUDENTIAL BANCORP, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

74431A101
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Lanidex Plaza, Suite 100
Parsippany, New Jersey 07054
(973) 952-0405

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Seidman and Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Seidman Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,183
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,183
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,183
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Seidman Investment Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 74,483
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 74,483
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,483
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.96%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Seidman Investment Partnership III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS LSBK06-08, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Broad Park Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Chewy Gooey Cookies, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Veteri Place Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 79,666
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 79,666
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.03%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS JBRC I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Sonia Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 32,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.41%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Lawrence B. Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 111,666
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 111,666
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.44%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned ("Amendment No. 6").  This Amendment No. 6 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases (unless otherwise noted), as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase cost of the 111,666 Shares beneficially owned in the aggregate by such Reporting Persons  is approximately $1,424,279, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 7,769,387 outstanding, which is the total number of Shares outstanding on December 31, 2021, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on February 14, 2022.  The Reporting Persons interest in the securities of the Issuer is currently below 5%.

A.	SAL

(a)	As of the close of business on March 3, 2022, SAL beneficially owned 0 Shares.

       Percentage: Approximately 0%.

(b)	1. Sole power to vote or direct the vote: 0

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SAL during the past 60 days is set forth in Schedule B and are incorporated herein by reference.

B.	SIP

(a)	As of the close of business on March 3, 2022, SIP beneficially owned 5,183 Shares.

                               Percentage: Approximately 0.07%.

(b)	1. Sole power to vote or direct the vote: 5,183

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 5,183

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIP during the past 60 days is set forth in Schedule B and are incorporated herein by reference.

 CUSIP No. 74431A101

C.	SIPII

(a)	As of the close of business on March 3, 2022, SIPII beneficially owned 74,483 Shares.

Percentage: Approximately 0.96%.

(b)	1. Sole power to vote or direct the vote: 74,483

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 74,483

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIPII during the past 60 days is set forth in Schedule B and are incorporated herein by reference.

D.	SIPIII

(a)	As of the close of business on March 3, 3022, SIPIII beneficially owned 0 Shares.

Percentage: Approximately 0%.

(b)	1. Sole power to vote or direct the vote: 0

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIPIII during the past 60 days is set forth in Schedule B and are incorporated herein by reference.

E.	LSBK

(a)	As of the close of business on March 3, 2022, LSBK beneficially owned 0 Shares.

Percentage: Approximately 0%.

(b)	1. Sole power to vote or direct the vote: 0

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by LSBK during the past 60 days is set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 74431A101

F.	Broad Park

(a)	As of the close of business on March 3, 2022, Broad Park beneficially owned 0 Shares.

Percentage: Approximately 0%.

(b)	1. Sole power to vote or direct the vote: 0

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Broad Park during the past 60 days is set forth in Schedule B and are incorporated herein by reference.

G.	Chewy

(a)	As of the close of business on March 3, 2022, Chewy beneficially owned 0 Shares.

Percentage: Approximately 0%.

(b)	1. Sole power to vote or direct the vote: 0

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Chewy during the past 60 days is set forth in Schedule B and are incorporated herein by reference.

H.	Veteri

(a)
Veteri, (i) as the corporate general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 5,183 Shares owned by SIP and the 74,483 Shares owned by SIPII, and (ii) as the Trading Advisor of LSBK, may be deemed the beneficial owner of the 0 Shares owned by LSBK.  Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 79,666 Shares.

Percentage: Approximately 1.03%.

(b)	1. Sole power to vote or direct the vote: 79,666

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 79,666

4. Shared power to dispose or direct the disposition: 0

(c)	Veteri has not entered into any transactions in the Shares during the past 60 days.

CUSIP No. 74431A101

I.	JBRC

(a)	JBRC, as the co-general partner of SIPIII, may be deemed the beneficial owner of the 0 Shares owned by SIPIII.

Percentage: Approximately 0%.

(b)	1. Sole power to vote or direct the vote: 0

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	JBRC has not entered into any transactions in the Shares during the past 60 days.

J.	Sonia Seidman

(a)	As of the close of business on March 3, 2022, Sonia Seidman beneficially owned 32,000 Shares.

Percentage: Approximately 0.41%.

(b)	1. Sole power to vote or direct the vote: 32,000

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 32,000

4. Shared power to dispose or direct the disposition: 0

(c)	Sonia Seidman has not entered into any transactions in the Shares during the past 60 days.

CUSIP No. 74431A101

K.	Seidman

(a)
Seidman, (i) as the manager of SAL, may be deemed the beneficial owner of the 0 Shares owned by SAL, (ii) as the sole officer of Veteri, the corporate general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 5,183 Shares owned by SIP and the 74,483 Shares owned by SIPII, (iii) as the managing member of JBRC I, LLC, the co-general partner of SIPIII, may be deemed the beneficial owner of the 0 Shares owned by SIPIII, (iv) as the sole officer of Veteri, the Trading Advisor of LSBK, may be deemed the beneficial owner of the 0 Shares owned by LSBK, (v) as the investment manager for each of Broad Park and Chewy, may be deemed the beneficial owner of the 0 Shares owned by Broad Park and the 0 Shares owned by Chewy, and (vi) as the husband of Sonia Seidman, may be deemed the beneficial owner of the 32,000 Shares owned by Sonia Seidman.  Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 111,666 Shares.  In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares.

Percentage: Approximately 1.44%.

(b)	1. Sole power to vote or direct the vote: 111,666

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 111,666

4. Shared power to dispose or direct the disposition: 0

(c)	Seidman has not entered into any transactions in the Shares during the past 60 days.

An aggregate of 111,666 Shares, constituting approximately 1.44% of the Shares outstanding, are reported by the Reporting Persons in this statement.

 Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

To the best of the Reporting Persons' knowledge, except as set forth in this Schedule 13D, none of the persons listed on Schedule A to the Schedule 13D beneficially owns any securities of the Issuer.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	The Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares as of March 2, 2022.

Signature Page to Prudential Bancorp Inc. Schedule 13D Amendment No. 6

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2022	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP III, L.P.

By:	JBRC I, LLC its
Co-General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CHEWY GOOEY COOKIES, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

JBRC I, LLC

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

/ss/ Sonia Seidman
SONIA SEIDMAN

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

CUSIP No. 74431A101

SCHEDULE B

Transacions in the Shares During the Past 60 Days

Entity	Transaction Date	Per Share*	Sales Proceeds*	Shares sold
SAL	3/3/2022	17.05	$17,049.30	-1,000
SAL	3/3/2022	17.09	$274,385.83	-16,060
SAL	3/2/2022	16.95	$472,092.48	-27,845
SAL	3/2/2022	16.99	$473,151.10	-27,845
SAL	3/2/2022	17.01	$474,322.37	-27,888
SAL	3/2/2022	17.09	$475,885.48	-27,845
SAL	3/2/2022	17.04	$474,593.47	-27,845

SIP	3/3/2022	17.03	$329,707.25	-19,360
SIP	3/3/2022	17.09	$184,559.21	-10,802
SIP	3/2/2022	16.95	$293,818.02	-17,330
SIP	3/2/2022	16.99	$294,484.43	-17,330
SIP	3/2/2022	17.01	$295,472.55	-17,372
SIP	3/2/2022	17.09	$296,186.23	-17,330
SIP	3/2/2022	17.04	$295,382.12	-17,330

SIPII	3/3/2022	17.03	$297,181.29	-17,450
SIPII	3/3/2022	17.09	$156,319.69	-9,149
SIPII	3/2/2022	16.95	$237,733.19	-14,022
SIPII	3/2/2022	16.99	$238,276.22	-14,022
SIPII	3/2/2022	17.01	$239,212.07	-14,064
SIPII	3/2/2022	17.09	$239,653.18	-14,022
SIPII	3/2/2022	17.04	$239,002.55	-14,022

SIPIII	3/3/2022	17.03	$168,593.04	-9,899
SIPIII	3/3/2022	17.09	$57,711.99	-3,377
SIPIII	3/2/2022	16.95	$42,012.76	-2,478
SIPIII	3/2/2022	17.00	$42,125.18	-2,478
SIPIII	3/2/2022	17.02	$42,878.65	-2,520
SIPIII	3/2/2022	17.10	$42,368.52	-2,478
SIPIII	3/2/2022	17.05	$42,253.55	-2,478

LSBK	3/2/2022	16.96	$281,885.24	-16,625
LSBK	3/2/2022	16.99	$282,505.35	-16,625
LSBK	3/2/2022	17.01	$278,465.15	-16,372
LSBK	3/2/2022	17.04	$283,366.53	-16,625
LSBK	3/2/2022	17.09	$284,117.93	-16,625

Broad Park	3/3/2022	17.09	$118,000.72	-6,906
Broad Park	3/2/2022	16.96	$314,759.63	-18,564
Broad Park	3/2/2022	16.99	$315,452.06	-18,564
Broad Park	3/2/2022	17.01	$316,459.68	-18,606
Broad Park	3/2/2022	17.09	$317,255.05	-18,564
Broad Park	3/2/2022	17.04	$316,413.68	-18,564

Chewy	3/3/2022	17.04	$39,034.13	-2,291
Chewy	3/3/2022	17.09	$63,332.56	-3,706
Chewy	3/2/2022	16.96	$53,188.68	-3,136
Chewy	3/2/2022	16.99	$53,285.66	-3,136
Chewy	3/2/2022	17.01	$54,069.52	-3,178
Chewy	3/2/2022	17.10	$53,613.61	-3,136
Chewy	3/2/2022	17.05	$53,468.10	-3,136

*Includes brokerage commission and/or any ticket charges